82-1601

SUPPL

RECD S.E.C.

DEC - 3 2003

1086

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51 -901 F

(previously Form 61)

03037942

Freedom of Information and Protection of Privacy Act: The personal ... ity of and used for the purpose of administering the *Securities Act*. C) questions about the ... isor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Ge... ia 1-800-373-6393

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange Issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*

   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet. ... a minimum, each ... of the total amount for a ... classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only

   Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*

   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*

   Provide the following information for the year-to-date period:

   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*

   Provide the following information as at the end of the reporting period:

   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and

   (b) number and recorded value for shares issued and outstanding

   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

USA Video Interactive Corp.

PROCESSED

DEC 15 2003

THOMSON FINANCIAL

dlw 12/5

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects,' the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51 -901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
USA Video Interactive Corp.	September 30, 2003	03/11/19

ISSUER'S ADDRESS			
837 West Hastings Street, Suite 507			
CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V6C 3N6	(604) 685-5777	(604) 685-1017
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.
Anton (Tony) J. Drescher	Director		(604) 685-1017
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
adrescher@usvo.com	www.usvo.com		

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
▸ *"Edwin Molina"*	Edwin Molina	0 3 1 1 1 9
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
▸ *"Anton J. Drescher"*	Anton J. Drescher	0 3 1 1 1 9

FDI(BC) (Revised)

USA VIDEO INTERACTIVE CORP.

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003

(Unaudited)

(Stated in US Dollars)

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Stated in US Dollars)

	September 30, 2003	December 31, 2002
	(Unaudited)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 154,498	$ 48,708
Accounts receivable	1,400	1,400
Prepaid expenses and other current assets	13,363	10,573
Total current assets	169,261	60,681
Property and Equipment - at cost, net of accumulated depreciation of $12,051 and $-0-, respectively	4,018	211,314
Other Assets, net of accumulated amortization of $13,831 and $11,339, respectively	42,657	45,149
Deferred Tax Assets, net of valuation allowance of $8,120,000 and $7,950,000, respectively	-	-
Total Assets	$ 215,936	$ 317,144
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 684,629	$ 1,082,499
Due to related parties	39,962	53,180
Total current liabilities	724,591	1,135,679
Commitments and Contingencies		
Stockholders' Deficiency:		
Preferred stock - no par value; authorized 250,000,000 shares, none issued		
Common stock and additional paid-in capital - no par value; authorized 250,000,000 shares, issued and outstanding 114,337,088 and 103,745,088, respectively	31,180,901	30,357,906
Accumulated deficit	(31,689,556)	(31,176,441)
Stockholders' deficiency	(508,655)	(818,535)
Total Liabilities and Stockholders' Deficiency	$ 215,936	$ 317,144

APPROVED BY THE DIRECTORS:

"Anton J. Drescher"
_____________________, Director
Anton J. Drescher

"Edwin Molina"
_____________________, Director
Edwin Molina

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US Dollars)
(Unaudited)

	For the three months ended		For the nine months ended	
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Revenue	$ -	$ 57,125	$ -	$ 146,701
Expenses:				
Cost of sales	-	38,663	-	96,205
Research and development	34,000	38,258	34,000	273,839
Selling, general and administrative	115,702	124,385	448,939	775,316
Depreciation and amortization	4,848	132,624	14,543	397,874
Impairment loss on long-lived assets	75,000	350,000	100,246	350,000
Noncash compensation charges	3,000	19,077	14,430	50,872
Total expenses	232,550	703,007	612,158	1,944,106
Loss from operations	(232,550)	(645,882)	(612,158)	(1,797,405)
Other income (expense)				
Interest income (expense)	10	22	(8,633)	143
Other	8,228	4,524	107,676	(85,611)
	8,238	4,546	99,043	(85,468)
Net loss	$ (224,312)	$ (641,336)	$ (513,115)	$ (1,882,873)
Net loss per share - basic and diluted	$ (.00)	$ (.01)	$ (.00)	$ (.02)
Weighted-average number of common shares outstanding - basic and diluted	111,592,408	101,745,089	108,498,918	95,224,942

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS
(Stated in US Dollars)

(Unaudited)

	For the three months ended		For the nine months ended	
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Net loss	$ (224,312)	$ (641,336)	$ (513,115)	$ (1,882,873)
Other comprehensive income:				
Change in unrealized loss on marketable securities	-	-		86,487
Comprehensive loss	$ (224,312)	$ (641,336)	$ (513,115)	$ (1,796,386)

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
(Stated in US Dollars)

(Unaudited)

	Common Stock					
	Shares	Amount		Accumulated Deficit		Stockholders' Deficiency
Balance at December 31, 2002	103,745,088	$ 30,357,906	$	(31,176,441)	$	(818,535)
Issuance of common stock and common stock warrants for cash	8,750,000	655,877		-		655,877
Issuance of common stock upon exercise of warrants	1,842,000	152,688		-		152,688
Noncash compensation charges	-	14,430		-		14,430
Net loss	-	-		(513,115)		(513,115)
Balance at September 30, 2003	114,337,088	$ 31,180,901	$	(31,689,556)	$	(508,655)

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US Dollars)

(Unaudited)

	For the three months ended September 30, 2003	For the three months ended September 30, 2002	For the nine months ended September 30, 2003	For the nine months ended September 30, 2002
Cash flows from operating activities:				
Net loss	$ (224,312)	$ (641,336)	$ (513,115)	$(1,882,873)
Adjustments to reconcile net loss to net cash used in operating activities:				
Bad debt	-	17,753	-	17,753
Depreciation and amortization	4,848	132,625	14,543	397,874
Impairment loss on long-lived assets	75,000	350,000	100,245	350,000
Gain on sale of equipment	-		(19,634)	-
Gain on settlement of accounts payable	(11,085)	-	(70,109)	-
Noncash compensation charge	3,000	19,077	14,430	50,872
Realized loss on sale of marketable securities - related parties	-	-	-	93,319
Changes in operating assets and liabilities:				
Decrease in accounts receivable	-	3,518	-	11,747
Increase in inventory	-	36,322	-	12,000
(Increase) decrease in prepaid expenses and other current assets	11,323	2,317	(2,790)	10,808
Increase (decrease) in accounts payable and accrued expenses	6,281	28,370	(327,761)	188,604
Decrease in due to related parties	(1,500)	(20,206)	(13,218)	(36,474)
Net cash used in operating activities	(136,445)	(71,560)	(817,409)	(786,370)
Cash flows from investing activities:				
Proceeds from equipment sales	-	-	114,634	-
Proceed from sale of marketable securities - related parties	-	-	-	35,784
Net cash provided by investing activities	-	-	114,634	35,784
Cash flows from financing activities:				
Proceeds from the issuance of common stock and warrants	240,001		655,877	700,000
Proceeds from the issuance of common stock upon exercise of warrants	-	-	152,688	-
Net cash provided by financing activities	240,001	-	808,565	700,000
Net increase in cash and cash equivalents	103,556	(71,560)	105,790	(50,586)
Cash and cash equivalents at beginning of period	50,942	125,212	48,708	104,238
Cash and cash equivalents at end of period	$ 154,498	$ 53,652	$ 154,498	$ 53,652

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003
(Unaudited)
(Stated in US Dollars)

NOTE A – BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01(a)(5) of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. The results for the interim periods are not necessarily indicative of the results that may be attained for an entire year or any future periods. For further information, refer to the Financial Statements and footnotes thereto in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2002.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As shown in the financial statements, the Company has incurred losses of $513,115 for the nine-month period ended September 30, 2003 and $2,113,138, $3,760,821 and $4,661,652 for the years ended December 31, 2002, 2001 and 2000, respectively. These conditions raise doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations as they come due which management believes it will be able to do. To date, the Company has funded operations primarily through the issuance of common stock and warrants to outside investors and the Company's management. The Company believes that its operations will generate additional funds and that additional funding from outside investors and the Company's management will continue to be available to the Company when needed. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary in the event the Company cannot continue as a going concern.

Basic loss per common share ("EPS") is computed as net loss divided by the weighted-average number of common shares outstanding during the period. Diluted EPS includes the impact of common stock potentially issuable upon the exercise of options and warrants. Potential common stock has been excluded from the computation of diluted net loss per share as their inclusion would be antidilutive.

The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at current exchange rates, and revenue and expenses are translated at average rates of exchange prevailing during the period. The aggregate effect of translation adjustments is immaterial at September 30, 2003 and 2002.

(Stated in US Dollars)

NOTE C – COMMON STOCK

On February 14, 2003, the Company issued 2,2000,000 units to investors at $.0657 per unit. Each unit consisted of one share of common stock and one warrant to purchase an additional share of common stock at $.0657 per share.

On February 14, 2003, the Company issued 550,000 units to employees at $.0657 per unit. Each unit consisted of one share of common stock and one warrant to purchase an additional share of common stock at $.0657 per share. The Company charged operations for approximately $2,400 representing the differential between the fair value and the purchase price of the common stock and for approximately $2,400 representing the differential between the fair value of the underlying common stock and the exercise price of the warrants.

On April 7, 2003, the Company issued 1,200,000 units to investors at $.068 per unit. Each unit consisted of one share of common stock and one warrant to purchase an additional share of common stock at $.075 per share.

On April 7, 2003, the Company issued 300,000 units to employees at $.068 per unit. Each unit consisted of one share of common stock and one warrant to purchase an additional share of common stock at $.075 per share. The Company charged operations for approximately $3,000 representing the differential between the fair value and the purchase price of the common stock and for approximately $900 representing the differential between the fair value of the underlying common stock and the exercise price of the warrants.

On May 30, 2003, the Company issued 1,300,000 units to investors at $.088 per unit. Each unit consisted of one share of common stock and one warrant to purchase an additional share of common stock at $.1175 per share. The Company charged operations for approximately $2,800 representing the differential between the fair value and the purchase price of the common stock.

On May 30, 2003, the Company issued 200,000 units to employees at $.088 per unit. Each unit consisted of one share of common stock and one warrant to purchase an additional share of common stock at $.1175 per share.

On September 23, 2003, the Company issued 2,800,000 units to investors at $.08 per unit. Each unit consisted of one share of common stock and one warrant to purchase an additional share of common stock at $.095 per share.

On September 23, 2003, the Company issued 200,000 units to employees at $.08 per unit. Each unit consisted of one share of common stock and one warrant to purchase an additional share of common stock at $.095 per share. The Company charged operations for approximately $3,000 representing the differential between the fair value and the purchase price of the common stock.

(Stated in US Dollars)

CONTINUED - NOTE C

From January 1, 2003 to June 30, 2003, the Company issued 1,842,000 shares of common stock upon the exercising of warrants with exercise prices ranging from $.0640 to $.1000 per common share as a differential between the fair value of the underlying common stock and the exercise price of the warrants.

NOTE D – CONTINGENT LIABILTIY

The Company is party to a default judgement entered against one of the Company's subsidiaries. During the year ended December 31, 1995, a claim was made to the Company for the total amount payable under the terms of the lease with the Company's subsidiaries for office space in Dallas Texas through 2002. The Company's management is of the opinion that the amount payable under the terms of this judgement is not estimable or determinable at this time and may be substantially mitigated by the landlord renting the property to another party. The range of possible loss is from $-0- to approximately $500,000. Any settlement resulting from the resolution of this contingency will be accounted for in the period of settlement when such amounts are estimable or determinable.

NOTE E – IMPAIRMENT OF LONG-LIVED ASSETS

As the result of the Company's inability to raise revenues in accordance with the corporate business plan, the Company continued operating at a loss for the nine-month period ended September 30, 2003. As a result, the Company commenced an impairment review of its long-lived assets in accordance with Statement of Financial Accounting Standard ('SFAS") 144 "Accounting of the Impairment or Disposal of Long-Lived Assets". As a result of this impairment review, the Company recorded an impairment loss of approximately $100,000 during the nine month period ended September 30, 2003, to reduce the carrying value of these assets to its estimated fair value.

NOTE F – PRO FORMA CALCULATION

The Company has elected to apply APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock options and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, the Company's net loss and net loss per common share for the three month and nine month periods ended September 30, 2003 and 2002 would have been as follows:

(Stated in US Dollars)

CONTINUED - NOTE F

	For the three months ended September 30, 2003	For the three months ended September 30, 2002	For the nine months ended September 30, 2003	For the nine months ended September 30, 2002
Net loss:				
As reported	$ (224,312)	$ (641,336)	$ (513,145)	$(1,882,873)
Add: Stock-based compensation expense included in reported net loss	4,848	9,539	14,543	28,616
Deduct: Total stock-based compensation expense determined under fair value based method for all awards	(10,440)	(126,113)	(37,785)	(283,754)
Pro forma	$ (229,904)	$ (757,910)	$ (536,357)	$(2,138,011)
Loss per common share-basic and diluted:				
As reported	$ (0.00)	$ (0.01)	$ (0.00)	$ (0.02)
Pro forma	$ (0.00)	$ (0.01)	$ (0.00)	$ (0.02)

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51 -901 F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* C) questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*

   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only

   Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*

   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*

   Provide the following information for the year-to-date period:

   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*

   Provide the following information as at the end of the reporting period:

   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and

   (b) number and recorded value for shares issued and outstanding

   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

12

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) *Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.*
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects,' the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are f iled under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51 -901 F consists of three parts: instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
USA Video Interactive Corp.	September 30, 2003	03/11/19

ISSUER'S ADDRESS
837 West Hastings Street, Suite 507

CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V6C 3N6	(604) 685-5777	(604) 685-1017

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anton (Tony) J. Drescher	Director	(604) 685-1017

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
adrescher@usvo.com	www.usvo.com

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
▸ *"Edwin Molina"*	Edwin Molina	0 3 1 1 1 9
▸ *"Anton J. Drescher"*	Anton J. Drescher	0 3 1 1 1 9

USA VIDEO INTERACTIVE CORP.
QUARTERLY REPORT
September 30, 2003
(Stated in US Dollars)
(Prepared by Management)

Schedule A: Financial Information

- See financial statements attached

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs for the current fiscal year-to-date:

Research and Development/General and administrative expenses [1]

Research and Development (Schedule 1-A)			$	34,000
Selling, General and Administrative Expenses:				
Bank Charges & Interest	$	1,426		
Consulting		44,265		
Filing Fees		15,403		
Public Relations		15,000		
Membership Fees		1,540		
Miscellaneous		3,231		
Office (Schedule 1-A)		145,857		
Product Marketing Costs		25,408		
Professional Fees (Schedule 1-B)		124,802		
Rent		32,613		
Telephone & Utilities		15,720		
Management Fees		5,400		
Transfer Agent		7,715		
Travel & Promotion		8,144		
Web site		2,415		448,939
			$	482,939

(1) See financial statements attached (Schedule A)

Schedule 1-A Office

Annual General Meeting	$	48,997
Equipment Rental		2,121
Labour Costs		72,270
News Dissemination		4,091
Office Supplies		5,297
Postage and Delivery		7,099
Other		5,982
	$	145,857

Schedule 1-B – Professional Fees

Legal / Accounting	$	124,802

2. For the current fiscal year to date:
   a) Summary of securities issued during the period:

   - See Note C – Common Stock

- Private Placements

Issue Date	Price per unit	# of Units	Gross Proceeds
02/14/03	$0.0657 (US) $0.10 (Cdn.)	2,750,000	$180,675 (US) $275,000 (Cdn.)
04/07/03	$0.068 (US) $0.10 (Cdn.)	1,500,000	$102,000 (US) $150,000 (Cdn.)
05/30/03	$0.088 (US) $0.12 (Cdn.)	1,500,000	$132,000 (US) $180,000 (Cdn.)
09/22/03	$0.08 (US) $0.11 (Cdn.)	3,000,000	$240,000 (US) $330,000(Cdn.)

- Exercise of Warrants

Issue Date	Exercise Price per warrant	# of Shares	Gross Proceeds
06/12/03	$0.085 (US)	450,000	$38,250
06/20/03	$0.085 (US)	1,100,000	$93,500
06/23/03	$0.064 (US)	217,000	$13,888
06/26/03	$0.064 (US)	75,000	$4,800

b) Summary of options granted during the period: Nil

3. As at the end of the quarter

a) Authorized capital: 250,000,000 common stock – no par value

250,000,000 preferred stock – no par value

b) Number and recorded value for shares issued and outstanding:

114,337,089 common stock $31,180,901

c-1) Summary of Options outstanding: (See Note C – Common Stock)

Summary of Options issued/exercised during the period:

Stock Options

		Exercise Price	Quantity	
Balance – June 30, 2003				25,000
Less	Options exercised:	--	0	
	Options cancelled/expired:	--	0	
Add	Options granted:	--	0	0
Balance – September 30, 2003				25,000

Issue Date	Expiry Date	Exercise Price	Quantity
1/31/02	1/31/04	$0.50	25,000

c-2) Summary of Warrants outstanding: (See Note C – Common Stock)

Summary of Warrants issued/exercised during the period:

Share Purchase Warrants

		Exercise Price	Quantity	
Balance – June 30, 2003				23,208,000
Less	Warrants exercised	--	0	
	Warrants cancelled/expired:		4,000,000	
Add:	Warrants issued:	--	3,000,000	1,000,000
Balance – September 30, 2003				22,208,000

Expiry Date	Exercise Price	Quantity
12/31/03	$0.26	3,300,000
06/28/04	$0.085	8,450,000
12/31/04	$0.064	1,708,000
02/14/04	$0.0657	2,750,000
04/08/05	$0.075	1,500,000
05/30/05	$0.1175	1,500,000
09/22/05	$0.095	3,000,000
		22,208,000

d) Nil

5. **Directors:**

Edwin Molina, Anton J. Drescher, Maurice Loverso

Officers: [1]

Edwin Molina – President and Chief Executive Officer

Anton J. Drescher – Chief Financial Officer and Secretary

Schedule C: Management Discussion

- See attached

16

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51 -901 F
(previously Form 61)

BCSC

Freedom of Information and Protection of Privacy Act The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. C) questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange Issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.
   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous' or "other' in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.
   Breakdowns are required for the year-to-date period only.
   Breakdowns are not required for comparative periods.
   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and
   (b) number and recorded value for shares issued and outstanding
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

FIN51-901F (Reverse) Rev 2000/12/19

17

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1.01 "Standards of Disclosure for Mineral Projects,' the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items:
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. ***Subsequent Events***
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51 -901 F consists of three parts: instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
USA Video Interactive Corp.	September 30, 2003	03/11/19

ISSUER'S ADDRESS			
837 West Hastings Street, Suite 507			
CITY/PROVINCE	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver, BC	V6C 3N6	(604) 685-5777	(604) 685-1017
CONTACT PERSON	**CONTACT'S POSITION**		**CONTACT TELEPHONE NO.**
Anton (Tony) J. Drescher	Director		(604) 685-1017
CONTACT EMAIL ADDRESS	**WEB SITE ADDRESS**		
adrescher@usvo.com	www.usvo.com		

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
▸ *"Edwin Molina"*	Edwin Molina	03 11 19
▸ *"Anton J. Drescher"*	Anton J. Drescher	03 11 19

FIN 51-901F(Reverse)

18

Schedule C: Management Discussion [1]

1. OVERVIEW OF THE COMPANY

CAUTIONARY STATEMENT

Certain statements contained in this Quarterly Report on Form 51-901F ("Report"), including, without limitation, statements containing the words "believes," "anticipates," "estimates," "expects," and words of similar import, constitute "forward-looking statements." Readers should not place undue reliance on these forward-looking statements. USA Video's actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including risks described in this Report, including the "Risk Factors" section contained in this Item 1, and the other documents USA Video files with the Securities and Exchange Commission ("SEC").

The following information has not been audited. You should read this information in conjunction with the unaudited financial statements and related notes to financial statements included in Schedule A of this report.

OVERVIEW OF THE COMPANY

USA Video Interactive Corp. ("USA Video" or the "Company") designs and markets to business customers streaming video and video-on-demand systems, services and source-to-destination digital media delivery solutions that allow live or recorded digitized and compressed video to be transmitted through Internet, intranet, satellite or wireless connectivity. The Company's systems, services and delivery solutions include video content production, content encoding, media asset management, media and application hosting, multi-mode content distribution, transaction data capture and reporting, e-commerce, specialized engineering services, and Internet streaming hardware.

Although the Company has not generated any sales for the 2003 year, it continues to explore opportunities that will result in new products for new revenue streams, but there can be no assurances that such efforts will be successful.

USVO holds the patent for Store-and-Forward Video-on-Demand (#5,130,792), filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992. It has been cited by at least 145 subsequent patents. USVO holds similar patents in England, France, Spain, Italy, Germany, and Canada, and has a patent pending in Japan. USVO anticipates actively engaging in licensing this patent.

The Company's products and services are based on its proprietary Store and Forward Video-on-Demand ("VoD"). USA Video's Store and Forward VoD is a patented technique for transmitting video over switched (telephone-like) networks and allowing the user to view the video using videocassette recorder (VCR)-like controls (play, pause, stop, etc.). Store and Forward VoD is the mechanism by which the delivery of compressed video is managed and, together with compression technology, facilitates the delivery of video to an end user in a timely and interactive fashion.

[1] Dollar figures expressed in US currency unless otherwise indicated

USA Video has developed a number of specific products and services based on these technologies. These include StreamHQ(TM), a collection of source-to-destination media delivery services marketed to businesses; EncodeHQ(TM), a service that digitizes and compresses analog-source video; hardware server and encoder system applications under the brand name Hurricane Mediacaster(TM); ZMail(TM), a service that delivers web and rich media content to targeted audiences; mediaClix(TM), a service that delivers content similar to Zmail but originating from an existing web presence; and MediaSentinel(TM), a patent-pending digital watermarking technology to deter digital video piracy.

The Company was incorporated on April 18, 1986, as First Commercial Financial Group Inc. in the Province of Alberta, Canada. In 1989,its name was changed to Micron Metals Canada Corp., which purchased 100% of the outstanding shares of USA Video Inc., a Texas corporation, in order to focus on the digital media business. In 1995, the Company changed its name to USA Video Interactive Corp. and continued its corporate existence to the State of Wyoming. The Company has five wholly-owned subsidiaries: USA Video (California) Corp., USA Video Corp., Old Lyme Productions Inc., USA Video Technologies, Inc., and USVO, Inc. USA Video's executive and corporate offices are located in Old Lyme, Connecticut, and its Canadian offices are located in Vancouver, British Columbia.

BUSINESS OBJECTIVES:

USVO has established the following near-term business objectives:

1. Leverage USVO's digital video patent for licensing fees and partnerships in the United States and internationally;

2. Patent and license new technology developed within the corporate research and development program;

3. Establish StreamHQ(TM) as the industry standard in the streaming video and rich media marketplace;

4. Attain industry recognition for the superior architectural, functional, and business differentiators of the StreamHQ(TM) architecture;

5. Develop at least one client per year for a complete StreamHQ(TM) system, including intellectual property licensing and operational support;

6. Expand StreamHQ(TM) functionality to provide enhanced support for corporate training and education markets.

2. CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate these estimates, including those related to customer programs and incentives, bad

(1) Dollar figures expressed in US currency unless otherwise indicated

debts, inventories, investments, intangible assets, income taxes, warranty obligations, impairment or disposal of long-lived assets, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider the following accounting policies to be both those most important to the portrayal of our financial condition and the require the most subjective judgment:

- Revenue recognition;
- Accounting for marketable securities;
- Impairment or disposal of long-lived assets;
- Inventory valuation and related reserves; and
- Deferred taxes.

REVENUE RECOGNITION. Software revenue and other services are recognized in accordance with the terms of the specific agreement, which is generally upon delivery. Maintenance, support and service revenue are recognized ratably over the term of the related agreement.

ACCOUNTING FOR MARKETABLE SECURITIES. We classify our investments in marketable securities as "available for sale." We carry these investments at fair value, based on quoted market prices, and unrealized gains and losses are included in accumulated other comprehensive income (loss), which is reflected upon the sale of our marketable securities in our statements of operations.

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. Long-lived assets are reviewed in accordance with Statement of Financial Accounting Standard ("SFAS") 144. Impairment or disposal of long-lived assets losses are recognized in the period the impairment or disposal occurs. Long-lived assets are reduced to their estimated fair value.

INVENTORY VALUATION AND RELATED RESERVES. Inventories are valued at the lower of cost or market on a first-in, first-out basis. We use a standard cost system for purposes of determining cost; the standards are adjusted as necessary to ensure they approximate actual costs. We write down or reserve for estimated obsolete or excess inventory based upon assumptions about future demand and market conditions. We compare current inventory levels on a product basis to our current sales forecast in order to assess our inventory reserve balance. Our sales forecasts are based on economic conditions and trends (both current and projected), anticipated customer demand and acceptance of our products, current products, expected future products and various other assumptions. If actual market conditions are less favorable than those projected by management, additional write-downs may be required.

DEFERRED TAXES. We record a valuation allowance to reduce deferred tax assets when it is more likely than not that some portion of the amount may not be realized. During 2003, we determined that it was no longer more likely than not that we would be able to realize all or part of our net deferred tax asset in the future, and an adjustment to provide a valuation allowance against the deferred tax asset that as charged to income.

3. LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2003, the Company's had a cash position of $154,498, compared to $48,708 at December 31, 2002.

The Company will require additional financing to fund current operations through the remainder of 2003. The Company has historically satisfied its capital needs primarily by issuing equity securities. The Company will require an additional $1.0 million to $1.5 million to finance operations through fiscal 2004 and intends to seek such financing through sales of its equity securities.

Assuming the aforementioned $1.0 million to $1.5 million in financing is obtained, the Company believes that continuing operations for the longer term will be supported through anticipated licensing revenues and through additional sales of the Company's securities. Although longer-term financing requirements may vary depending upon the Company's sales performance, management expects that the Company will require additional financing of $1.0 million to $1.5 million through fiscal 2004. The Company has no binding commitments or arrangements for additional financing, and there is no assurance that management will be able to obtain any additional financing on terms acceptable to the Company, if at all.

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

Certain risks and uncertainties could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this Report. Risks and uncertainties have been set forth in the Company's Annual Report on Form 10-K, as well as in other documents the Company files with the SEC. These risk factors include the following:

THE COMPANYS ABILITY TO CONTINUE AS AGIONG CONCERN: THE COMPANY HAS INCURRED SUBSTANTIAL LOSSES; IT EXPECTS TO INCUR LOSSES IN THE FUTURE, AND MAY NEVER ACHIEVE PROFITABILITY.

To date, USA Video has not been profitable, has not generated significant revenue from operations, and has incurred substantial losses. For the nine months ended September 30, 2003, USA Video had a net loss of $513,115. As of September 30, 2003, the Company had an accumulated deficit of $31,689,556 and a working capital deficit of $555,330. The Company intends to continue to expend significant financial and management resources on the development of its proposed products and services, and other aspects of its business. As a result, the Company expects operating losses and negative cash flows to increase for the foreseeable future. Consequently, USA Video will need to generate significant revenues to achieve and maintain profitability. The Company may be unable to do so. If USA Video's revenues grow more slowly than anticipated or if operating expenses increase more than expected, or are not reduced sufficiently, it may never achieve profitability. Because of factors discussed in this paragraph, USA Video's auditors, in their report on the Company's financial statements, have expressed substantial doubt concerning the Company's ability to continue as a going concern.

SECURITIES ISSUED DURING THE PERIOD

During the quarter ended September 30, 2003, the Company completed an offering of 3,000,000 units at a price of $0.08 per unit for total proceeds of $240,000. Each unit consisted of one share

(1) Dollar figures expressed in US currency unless otherwise indicated

of common stock and one warrant to acquire one additional share at $0.095 per share, exercisable on or before September 23, 2005.

The offer and sale of the units were exempt from registration under Rule 506 of Regulation D of the Securities Act. The Company limited the manner of the offering and provided disclosure regarding the offering and the Company to the investors. Two officers and directors of the Company, one employee of the Company, four additional unaffiliated non-accredited investors, and four additional unaffiliated accredited investors purchased the securities. The Company believes that a portion of these sales were also exempt under Regulation S under the Securities Act, as the sales were made in offshore transactions to non-U.S. persons.

4. RESULTS OF OPERATIONS

Results of Operations

The Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States, which differ in certain respects with these principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in Canada.

(See US/Canada GAAP Reconciliation for a further explanation of these differences)

Revenues

Sales for the nine-month period ended September 30, 2003 were $-0-, compared to revenue of $146,701 for the nine-month period ended September 30, 2002. Sales for the three-month period ended September 30, 2003 were $-0- compared to $57,125 three-month period ended September 30, 2002. USA Video discontinued the sale of select services from its prototype StreamHQ(TM) after customers' satisfaction and proof of concept. The Company no longer sells its individual functions of StreamHQ(TM) USA Video intends to continue to develop and expand its StreamHQ(TM) services business, while pursuing opportunities to sell replicated StreamHQ(TM) systems to corporations and organizations that prefer systems solutions to services solutions.

Recently, due to the change in capital markets, plans to seek funding for an internal sales and marketing team was put on hold indefinitely. Since then the Company has focused on partnering relationships with other companies to complete the execution of it StreamHQ™-based business plan.

Cost of Sales

The cost of sales for the nine months ended September 30, 2003 was $-0-, as compared to $96,205 for the comparable period of 2002. For the three-month period ended September 30, 2003, the cost of sales was $-0- as compared to $38,663 for the comparable period 2002. The decrease in cost of sales is directly attributable to the decrease in sales.

Selling, General and Administrative Expenses

Selling, General and Administrative expenses consisted of product marketing expenses, consulting fees, office, professional fees and other expenses to execute the business plan and for

[1] Dollar figures expressed in US currency unless otherwise indicated

day-to-day operations of the Company. Due to market conditions, Management has implemented consolidation procedures to reduce the daily cost of Selling, General and Administrative expenses.

Selling, General and Administrative expenses for the three months ended September 30, 2003 decreased $8,683 to $115,702 from $124,385 for the three months ended September 30, 2002. For the nine months ended September 30, 2003 these cost decreased by $326,377 to $448,939 from $775,316 for the comparable period. The reduction was due to a reduction in the Company's operation.

Professional expense for the three months ended September 30, 2003, increased to $18,694 from $8,414 for the comparable period of 2002. For the nine months ended September 30, 2003 these cost increased to $124,802 from $80,218 for the comparable period. The increase was due to the Company performing due diligence in preparation of a patent infringement suit.

Depreciation and amortization expense for the nine months ended September 30, 2003 was $14,543, as compared to $397,874 for the comparable period of 2002. For the three-month period ended September 30, 2003, depreciation and amortization expense was $4,848 as compared to $132,624 for the comparable period 2002. The decrease was use to the impairment of long-lived assets in 2002.

The Company has arranged for additional staff/consultants to engage in marketing activities in an effort to identify and assess appropriate market segments, develop business arrangements with prospective partners, create awareness of new products and services, and communicate to the industry and potential customers. Other components of Selling, General and Administrative expense did not change significantly.

Research and Development Expenses

Research and development expenses consisted primarily of compensation, hardware, software, licensing fees, and new product applications for the Company's proprietary StreamHQ™ and digital watermark and fingerprint technology. Research and development expenses decreased to $34,000 for the nine months ended September 30, 2003, from $273,839 for the comparable period in 2002 and to $34,000 for the three months ended September 30, 2003 from $38,258 for the comparable period in 2002. Management has raised capital to resume research and development of its digital watermark and fingerprint technology.

Other Income

During the nine months ended September 30, 2003, the Company settled debt of approximately $201,000 for $131,000 at a gain of $70,000, and sold fixed assets with a $95,000 book value for $115,000 realizing of $20,000. During the nine months ended September 30, 2002, the Company sold stock of related registered companies for a loss of $93,519.

Impairment Loss on Long-Lived Assets

As the result of the Company's inability to raise revenues in accordance with the corporate business plan, the company continued operating at a loss of the nine-month period ended September 30, 2003. As a result, the Company commenced an impairment review of its long-

(1) Dollar figures expressed in US currency unless otherwise indicated

lived assets in accordance with Statement of Financial Accounting Standard ("SFAS")144 "Accounting of the Impairment or Disposal of Long-Lived Assets". As an result of this impairment review, the Company recorded an impairment loss of approximately $100,000 during the nine month period ended September 30, 2003 and $75,000 during the three month period ending September 30 2003, to reduce the carrying value of these assets to its estimated fair value.

Net Losses

To date, the Company has not achieved profitability and, in fact, expects to incur substantial net losses for at least the remainder of 2003. The Company's net loss for the nine months ended September 30, 2003 was $513,115 as compared with a net loss of $1,882,873 for the nine months ended September 30, 2002 and for the three months ended September 30, 2003 was $224,312 as compared to $641,336 for the comparable period.

Investor Relations

Investor relations activities are conducted in-house. Costs associated with respect to investor relations totalled $15,000 for the nine months ending September 30, 2003 as compared to $12,843 for the nine months ended September 30, 2002.

5. USA VIDEO US/CANADA GAAP RECONCILIATIONS – DIFFERENCE BETWEEN UNITED STATES AND CANADIAN ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada.

The Company's accounting principles generally accepted in the United States differ from accounting principles generally accepted in Canada as follows:

1. Marketable Securities

Under U.S. GAAP marketable securities are recorded at market value at the balance sheet date if they are classified as trading securities or as available-for-sale. Unrealized gains resulting from revaluation are recorded as other comprehensive income and included as a separate component of shareholders' equity. Under Canadian GAAP marketable securities are carried at the lower of cost or market value and gains are not recorded until realized.

2. Non-cash Compensation Charges

Under U.S. GAAP, the Company is required to record non-cash compensation expense when the following events occur:

- Share purchase options are granted to employees and consultants at exercise prices below the market value of the Company's shares on the date of the grant. The Company is required to record expense equal to the intrinsic value of the options at the date of the grant.

(1) Dollar figures expressed in US currency unless otherwise indicated

o Share private placements are entered into with employees where the unit price of the private placement is below the market value of the shares at the private placement date. The Company is required to record expense equal to the value of the difference between the unit price and the market value at the close of the previous day of the private placement.

o Warrants attached to private placements entered into with employees have exercise prices below the fair market value of the shares at the close of the previous day of the private placement. The Company is required to record expense equal to the intrinsic value of the warrants at the date of the private placement.

Under Canadian GAAP, these expenses are not recorded.

The differences in the financial statements due to the above differences in accounting principles are as follows:

		As Stated Under US GAAP		As Stated Under Canadian GAAP
Total Current Assets	$	169,261	$	169,261
Total Assets	$	215,936	$	215,936
Accounts Payable and Accrued Expenses	$	684,629	$	684,629
Total Liabilities	$	724,591	$	724,591
Common stock	$	31,180,901	$	29,101,555
Accumulated other comprehensive Income (loss)	$	-	$	-
Accumulated deficit	$	(31,689,556)	$	(29,610,210)
Stockholders' equity	$	(508,655)	$	(508,655)
Total liabilities and stockholders' equity	$	215,936	$	215,936
Other comprehensive income				
Change in unrealized loss on investments	$	-	$	-
Expenses				
Non-cash compensation charges	$	14,430	$	-
Total expenses	$	612,158	$	597,728
Loss from operations	$	(612,158)	$	(597,728)
Net Loss	$	(513,115)	$	(498,685)
Net loss per share – basic and diluted	$	(0.00)	$	(0.00)
Cash flows from operating activities:				
Net loss	$	(513,115)	$	(498,685)
Non-cash compensation charge	$	14,430	$	-

6. LEGAL PROCEEDINGS

USA Video is not a party to any material pending legal proceedings except as disclosed in the Company's Notes to Consolidated Financial Statements – Note D – Contingent Liabilities

[1] Dollar figures expressed in US currency unless otherwise indicated

On April 10, 2003, the Company announced that is subsidiary, USA Video Technology Corporations, had filed a lawsuit in the US District Court for the District of Delaware against Movielink, LLC. The Company alleges that Movielink, a Delaware company, has infringed and continues to infringe on the Company's patented online move delivery system.

7. OTHER

Change of Registrar/Transfer Agent

On July 2, 2003, the Registrant announced that effective July 8, 2003, Computershare Trust Company, Inc. of 350 Indiana Street, Suite 800, Golden, Colorado, U. S. A., 80401 (telephone (303) 262-0600 and Fax (303) 262-0700 and e-mail www.computershare.com) will be the Registrant's registrar and transfer agent, replacing CIBC Mellon Trust Company of Calgary, Alberta, Canada. Computershare Trust Company has an office at 600, 530-8th Avenue S. W., Calgary Alberta, Canada T2P 3S8 (telephone (403) 267-6800).

[1] **Dollar figures expressed in US currency unless otherwise indicated**

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